Exhibit 21.1          SUBSIDIARIES OF REGISTRANT

The Corporation has the following five subsidiaries which are wholly owned by the Corporation:

The Second National Bank of Warren – incorporated under the laws of the United States.

Stouffer-Herzog Insurance Agency – incorporated under the laws of the State of Ohio.

Second National Capital Corporation, Second National Financial Company, LLC and Second Bancorp Capital Trust I, all of which are incorporated under the laws of the state of Delaware.

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